EXHIBIT 99.21
CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2019 (the “Form 40-F”), I, Pascal Lehouiller, P.Geo., OGQ, hereby consent to the use of my name in connection with the mineral resource estimate for the Canadian Malartic Mine as at December 31, 2019 (the “Estimate”) and to any summary or extract of the Estimate (the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form F-3D (File No. 333-217016), Form S-8 (File Nos. 333-148048; 333-145300; 333-159047) and on Form F-10 (File No. 333-224029).

By: /s/ “Pascal Lehouiller”
Name: Pascal Lehouiller, P.Geo., OGQ

March 30, 2020